Exhibit 99.1

                                [GRAPHIC OMITTED]
                             Fresenius Medical Care


Investor News                                    Fresenius Medical Care AG
                                                 Investor Relations
                                                 Else-Kroner-Str. 1
                                                 D-61352 Bad Homburg

                                                 Contact:

                                                 Oliver Maier
                                                 ------------
                                                 Phone:  + 49 6172 609 2601
                                                 Fax:    + 49 6172 609 2301
                                                 E-mail: ir-fms@fmc-ag.com

                                                 North America:
                                                 Heinz Schmidt
                                                 -------------
                                                 Phone:  +  1 781 402 9000
                                                                Ext.: 4518
                                                 Fax:    +  1 781 402 9741
                                                 E-mail: ir-fmcna@fmc-ag.com

                                                 Internet: http://www.fmc-ag.com
                                                           ---------------------


                                                 June 06, 2005


             Fresenius Medical Care to launch 5008 dialysis machine: improved patients` quality of life and efficient use of resources

Bad Homburg, Germany - Fresenius Medical Care AG (Frankfurt Stock Exchange: FME,
FME3) (NYSE: FMS, FMS-p), the world's largest provider of Dialysis Products and Services today announced the launch of a new hemodialysis machine at the European Dialysis and Transplantation Association / European Renal Association (EDTA/ERA) Congress in Istanbul that will further improve the treatment of patients with chronic kidney failure. The 5008 series machines will be introduced to Europe, Asia and the Middle East in the second half of the year and will gradually replace the current 4008 series over the next years. Since 1992 the 4008 series has established itself as the most successful and most widely used hemodialysis machine. With the new 5008 model, Fresenius Medical Care is already addressing future challenges of dialysis therapies. These challenges include the growing number of patients afflicted with multiple diseases as well as increasing demands on treatment quality, despite the staffing and financial constraints of the health care sector. The 5008 offers the highest treatment quality at low cost.

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"With the development of the new 5008 therapy system we have reached a significant milestone that further improves our position as the world's leading supplier of dialysis products for patients with chronic kidney failure," said Emanuele Gatti, Fresenius Medical Care Management Board Member for Europe, Latin America, Middle East and Africa. "The 5008 is an important investment in our future and in our company's continued success. Once again we underline our innovation and leadership in dialysis products." With the 5008 series the company aims at continually growing faster in the machine business than the dialysis market, which expands at an average of 7%. In the year following its introduction, the company will be in a position to increase the production of the new machines to as many as 10,000 per year.

Fresenius Medical Care had $1.73 billion in worldwide product sales in 2004 and is the clear leader with a market share of 27%. Nearly every second dialysis machine produced worldwide last year was manufactured by Fresenius Medical Care
- twice as many as the second-largest manufacturer. Beside the dialyzer (the "artificial kidney"), which filters the blood of patients with chronic kidney failure, dialysis machines are the most important products for hemodialysis. While the dialyzer filters a patient's blood, the dialysis machine pumps and monitors the circulation of blood outside the patient's body. The machine also maintains the composition of the dialysis solution and introduces anticoagulants. Treatments generally last three to six hours and are usually carried out three times a week.

Over the past few years, the research and development department created a completely new concept for the 5008 therapy system. The developers called upon the broad experience gathered by Fresenius Medical Care, a vertically integrated company that treats patients with chronic kidney failure in 1,630 of its own clinics worldwide. The machine was not only tested in the laboratory but also proved itself in more than 200,000 treatments in selected European dialysis clinics of the company. The company's vertical integration has allowed it to optimally adapt the new machines to the needs of both patients and specialists in the clinics. "This has made the 5008 easily the most modern dialysis machine," said Management Board Member Emanuele Gatti. "Our customers profit from the broad knowledge we have been able to gather by working closely with our own clinics."

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The 5008 series is characterized by a very simple user guidance. Nurses and doctors can operate the new dialysis machine easily and - above all - safely using a touch-screen monitor and self-explanatory menus. Routine blood handling procedures were simplified or shortened, which also reduces the amount of training necessary. "Nurses and doctors now have additional time to maintain the crucial contact to the patient," emphasized Gatti. The new dialysis machine also lowers operating costs since it requires up to 30% less water and electricity.

Online Hemodiafiltration (HDF) is a standard feature of the new therapy system. This treatment modality is currently the best and most efficient kidney replacement therapy. "For the first time, this procedure can be widely used since it has been made simpler and the use of resources has been optimized," said Gatti. Online HDF reduces the risk of cardiovascular complications, which are the cause of more than 50% of the deaths of dialysis patients. Among the benefits, blood pressure and anaemia are better controlled with Online HDF. Also the procedure removes excess water more gently while filtering toxins from a patient's blood more efficiently.

                                       ***

Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,630 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides Dialysis Treatment to approximately 125,900 patients around the globe. Fresenius Medical Care is also the world's leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the Company's website at www.fmc-ag.com.


This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

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